September 10, 2008

Mr. David Lichtenstein
Chief Executive Officer
Lightstone Value Plus Real Estate Investment Trust II, Inc.
326 Third Street
Lakewood, New Jersey 08701

> **Re: Lightstone Value Plus Real Estate Investment Trust II, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-11**
> **Filed August 22, 2008**
> **File No. 333-151532**

Dear Mr. Lichtenstein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your intention to provide the requested prior performance information in Appendix A regarding your non-public programs in the next amendment to the registration statement. We may have further comment on your prior-program disclosure after reviewing your next amendment.

Prospectus Summary, page 1

Terms of the Offering, page 1

2.   You note that in addition to the minimum and maximum number of shares of common stock in the offering, 75,000 shares have been authorized and reserved for issuance under your stock option plan for independent directors. The draft legal opinion from Venable LLP seems to indicate that these 75,000 shares will be issued in this offering. Please revise your disclosure or have your counsel revise its legal opinion as necessary to address this inconsistency.

Compensation Restrictions, page 13

3.   You disclose that your charter requires you to annually prepare a comparison between your compensation structure and the compensation structure prescribed by the NASAA REIT Guidelines. Please disclose if you will make this comparison public, and if so, how you intend to do so.

Risk Factors, page 14

Our Dealer manager has limited experience in public offerings, page 14

4.   Please revise this risk factor to describe in more detail the risk to investors.

If we pay distributions from sources other than our cash flow from operations…, page 15

5.   Please tell us whether you are permitted to fund future distributions from borrowings, the sale of assets, or the sale of additional securities. If so, please expand the risk factor to describe these alternative sources of funding and the impact on your results of operations from funding distributions in this manner.

Prior Performance of Affiliates of Our Sponsor, page 66

Narrative Summary of Public Program Properties for the Period 2005-2007, page 70

6.   The first paragraph under this subheading is difficult to understand. Please revise.

Adverse Business Developments, page 71

7.   We note your response to prior comment 22. Please expand the disclosure to describe any adverse outcome experienced in the litigation and bankruptcy proceedings relating to 1407 Broadway or Prime Group Realty Trust.

Compensation of Officers, page 77

8.   We note the statement that your officers will not receive any cash or non-cash compensation from you for their services. Please reconcile this disclosure with the description of the Incentive Restricted Share Plan on page 79.

Investment Objectives and Strategies, page 91

Financing Strategy, page 96

9.   We note your response to our prior comment 31, which asked for disclosure regarding any limits on short-term indebtedness. We also note the disclosure in the first sentence of the third paragraph of this subheading stating that you may incur short-term indebtedness having a maturity of two years or less. In addition, please disclose any limits on short-term indebtedness or state that there are no limits on short-term indebtedness.

Appendix A, page A-1

Table I, page A-3

10.   Please revise to present the specific line item information as a percentage of the total amount raised. Revise the "dollar amount raised" line to reflect that it is 100%. Dollar amounts may be used in addition to the percentages.

11.   We note your response to prior comment 47. Please tell us how you determined that total acquisition costs are 101.9% of the total dollar amount raised. Please tell us why you include proceeds from mortgage financing as an acquisition cost.

12.   We note that you have not included certain line items in this table, such as "Percent available for investment" and "Date offering began". Please revise to include these line items.

Table III, page A-5

13.   Refer to footnote (1) to the table. Please confirm that you will include the 2007 income information prior to requesting acceleration of the effective date for this registration statement.

Table VI, page II-7

14.   We note your response to prior comment 56. With respect to the PREIT and Belz Outlet portfolios of properties, please revise the "Type of Property" line to identify the number of properties acquired, similar to the disclosure provided for the DL-DW Holdings portfolio.

15.   The disclosure under the subheading "Narrative Summary of Non-Public Program Properties for the Period 2005-2007" on page 70 is not consistent with the information in Table VI. For example, on page 70 the disclosure states that the Williamsburg, Virginia acquisition occurred in 2006 but Table VI shows this acquisition in 2005. Also, on page 70 the disclosure states that Belz Outlets was acquired by Lightstone I, but this information appears under the "non-public programs" section of Table VI. Please revise or advise.

16.   Refer to the table of acquisitions by non-public programs. Please revise to provide separate line items for "Cash down payment" and "Contract purchase price plus acquisition fee." We note that these items are disclosed separately in the table of acquisitions by Lightstone I.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jonathan Wiggins at (202) 551-3694 or Dan Gordon, Branch Chief at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq. (via facsimile)